QUARTERLY REPORT
for the period ended 31 December 2008

HIGHLIGHTS

FINANCIAL

–	Cash reserves at AUD 3.2 million, after an investment of AUD 0.6 million in the completion of two producing wells.

–	Cash receipts from sales for the quarter of AUD 2.0 million.

–	Net cash flow of AUD 1.5 million from production despite lower commodity prices.

–	Oil and gas production for the quarter is lower than the previous quarter, primarily due to an isolated operational problem associated with the State GC #1 well in New Mexico.

OPERATIONAL

–
Sabretooth Prospect, (onshore Gulf Coast Basin, Brazoria County Texas): the Davis Bintliff #1, which was initially tested at rates up to 6.2 MMcf/d and 74 bopd constrained by a small choke size from a Middle Oligocene Trans-Vicksburg sand, was put to sales in mid January 2009 at an initial rate of 3.3 MMcf/d with 40 bopd.

–
North Harstad Oil Field (Williston Basin, Wyoming): the Leonard #1-23H was deepened to investigate the Upper Devonian-Lower Mississippian Bakken Formation and successfully completed as a 5,200 foot lateral in the Middle Bakken, with an initial flow back rate (un-stabilized) of 820 bopd.

–	Five additional proved undeveloped drilling locations within the North Harstad Field defined as a result with Samson’s equity at around 33%.

DRILLING PROGRAMME 2008

Texas – Onshore Gulf Coast Basin - Sabretooth Prospect
Samson 12.5% Working Interest
The Davis Bintliff #1 well was successfully completed and tested at 6.2 MMcf/d and 74 bopd.  Proved net recoverable reserve attributable to Samson estimated at 1.23 Bcfe.

North Dakota – Williston Basin - North Stockyard Project – North Harstad Oil Field - the Leonard #1-23H Well - Bakken Formation
Samson 10% Working Interest
 Samson has a 10% interest in this well and retains an average of 31% equity in the Bakken Formation in the inclusive 6 square mile section play area yielding a balance of net acreage equivalent to 1,468 acres. The well was drilled to a vertical depth of 10,740 feet and completed in a 4,800 foot horizontal leg in the Middle Bakken. This well has been stimulated using state of the art technology, which included external casing packers such that the well was stimulated along its entire horizontal length. The well is presently cleaning up and producing at an unstabilized rate of 820 bopd.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

DRILLING PROGRAMME 2009

North Dakota – Williston Basin - North Stockyard Project – North Harstad Oil Field -  Bakken Formation
Samson 35% Working Interest in the remaining five sections
Subsequent to the success of the Leonard #1-23 H well 5 additional proved undeveloped locations have been defined and will be drilled during 2009.

New Mexico – Western Permian Basin - State GC Oil and Gas Field Extension
Samson 100% Working Interest
The Jackrabbit Prospect has been mapped and indicates credible amplitude anomalies at both the Permian Lower Leonard and Lower Pennsylvanian Morrow Formations. A location has been surveyed and drilling is expected to begin following the farmout of a 50% equity position.

New Mexico – Western Permian Basin - State GC Oil and Gas Field Extension
Samson 27% Working Interest
Utilizing the 3D seismic grid that Samson has licensed, an opportunity to deviate an existing well bore into a Lower Leonard amplitude anomaly has been mapped, which is analogous to the anomaly observed in the State GC#1 well.

Wyoming – Greater Green River Basin - Jonah Field (southern portion)
Samson 21% Working Interest in 240 acres
The two additional developments wells, which were originally being planned or the summer of 2008, are expected to be drilled during 2009.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Following the success in the Davis Bintliff well Samson has identified three additional prospects within the Onshore Gulf Coast Basin and is in the process of leasing and negotiating an acquisition transaction to facilitate the drilling of three exceptional low risk exploratory targets.

Samson’s 2009 drilling program will be dependent on the finalization of financing arrangements.

PROJECTS

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

TEXAS – ONSHORE GULF COAST BASIN

Sabretooth - Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well in Brazoria County, Texas was completed and flow tested on October 22nd and 23rd.  The well was perforated from 14,341’ to 14,359’ and 14,354’ to 14,368’.  The well flow tested 6.2 MMcf/d and 74 bopd at 9738 psig flowing tubing pressure on a 13/64th surface choke setting.

The well flow was constrained by a relatively small choke size to ensure that the production casing was not subjected to mechanical stress, which could have compromised its structural integrity.

Given the reservoir pressure calculated from the results of the test (11,634 psig), this flow rate is expected to be maintained over the producing life of the well subject to the absence of any mechanical difficulties associated with the wellbore.

The well has been placed into production in mid January 2009 and is performing as anticipated flowing at rates of around 3.3 MMcf/d and 40 bopd on a 5/64ths inch choke at a FTP of 9200 psig.

NORTH DAKOTA –WILLISTON BASIN

North Stockyard Project
Samson various Working Interest
Samson has a 34.5% working interest in the Harstad #1-15H well which continues to produce at expected rates of around 100 bopd from the Bluell Formation.

This well was drilled with a 4,800 foot horizontal leg and was fracture stimulated in open hole. Since that well was completed, advances in stimulation technology have been made and the second development well being drilled currently will use this advance stimulation technology.

The Leonard #1-23H well spudded on October 12th and has a surface location adjacent to the producing Harstad #1-15H well. The Leonard #1-23H well was drilled vertically to the Bluell at 10,137’ but the section did not exhibit sufficient porosity to justify the planned horizontal section. The joint venture elected to deepen the well and drill a horizontal lateral into the middle Bakken Formation, which has been proven to be productive in the region. To keep within the drilling budget for the well, Samson elected to reduce its working interest to 10% in the Bakken Formation of this well, whilst maintaining a 37.5% equity in the Bakken Formation for the balance of the acreage. Samson has therefore been able to achieve an evaluation of the Bakken in this well bore at a modest exposure whilst retaining significant equity in the balance of the acreage, which can now be developed following the success of this initial Bakken test.

The Leonard #1-23H well was stimulated and initial flow back rates of around 820 bopd where recorded. The well continues to flow un-assisted up 7 inch casing at variable rates. The Operator is intending to drill out the constraining packer seats and to run a string of tubing and a pump, which will establish a stable rate. Given the uncertainty associated with the current rate, reserve estimates are in an early stage, however based on industry data, a per well gross recoverable reserve of between 300,000 and 400,000 barrels is anticipated.

The well result is, however, very encouraging and as a result 5 additional proved undeveloped locations have been defined. These locations are expected to be drilled during the course of 2009.

NEW MEXICO - WESTERN PERMIAN BASIN

State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 552,597 barrels of oil and 0.771 Bcf of gas.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

The State GC #2 well has been drilled as an extension to his field and has been fracture stimulated in the lowest oil saturated zone and the middle zone has been perforated. The middle zone is scheduled to be stimulated in early 2009, which may take the current rate of around 10 bopd to 50 bopd.

The upper productive Bone Spring zone has yet to be perforated but will be added to the completion in due course.

State GC Oil and Gas Field Extension
Samson 100% Working Interest
Mapping of the existing 3D seismic has indicated amplitude anomalies in the Morrow, which are indicative of porosity development.  This is consistent with offsetting wells where the Lower Pennsylvanian Morrow has produced an average of 6-7 Bcf per section. Amplitude anomalies define the Jackrabbit Prospect, located in Lea County, New Mexico.  The prospect offsets a 1.7 Bcf Morrow producer and two Lower Leonard oil producers.

Above the Morrow is the Permian Lower Leonard reservoir.  This reservoir also displays amplitude anomalies that are closely correlated with hydrocarbon production.  The depositional environment of the Lower Leonard is a carbonate-slope debris flow deposit.  This is characterized by the channelized and apron-like shapes of the amplitude anomalies (which indicate porosity and the presence of hydrocarbons).

WYOMING- GREATER GREEN RIVER BASIN

The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional tight gas reservoirs and an emerging shale gas play located within the Baxter Shale.

Rock Springs West Project
Samson holds 41,000 acres in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects the most active currently is the Rubicon and the Greens Canyon areas.

Rubicon
Samson 50% Working Interest
In the Rubicon area Samson holds 6,400 acres and has executed an Exploration Agreement with Devon Energy Production Company. The agreement covers these leases which are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 MMc/fd from the Baxter Shale.

In the southern part of this project area, an exploratory Unit (the Rubicon Unit) has been formed, which enables the underlying leases to be maintained in good standing whilst a drilling program is undertaken. To initiate the Unit, Devon has drilled a 16,000 foot test at their sole cost. Samson acreage surrounds this location on three sides. The well was spudded at the end of July 2008 and will enable the 3D seismic data that has been acquired this summer to be calibrated such that fracture identification analysis will be more accurate.

The processing of the 3D survey has been completed but has yet to be delivered and is pending the resolution of some commercial issues that have arisen between Samson and Devon regarding compliance with the farmin agreement. The acquisition of 3D seismic is a necessary step in the evaluation process such that naturally occurring fractures systems can be identified before drilling. This appears to be one of several technical keys to the successful flow rates seen to date in the Vermillion region.

Samson will hold a 50% interest in the leasehold block unless Samson permits a third party to complete the second farm-in well in the Greens Canyon area and earn an 18% equity stake in Samson’s leases. In that circumstance, Samson would retain a 32% equity interest in these leases.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

GREENS CANYON

Samson 72% Working Interest
In the Greens Canyon area processing of pre-existing seismic data to determine the extent, both vertically and aerially, of over-pressuring has been completed. Over-pressuring of the Baxter Shale section is considered to be an important ingredient in the successful completion of this zone. Over-pressuring has been indicated and appears to be associated with the sand-rich Airport Sandstone facies within the Baxter Shale. Experience by competitors in this play within the Basin indicates that the Airport Sandstone provides an effective conduit for gas production.

Fracture identification analysis has been completed and has determined a number of areas within the Greens Canyon 3D seismic area which contain fracture systems.

Stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area. This opportunity has been made available to industry participants.

LOOKOUT WASH FIELD

Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin, which is also part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from the Cretaceous Almond Bar sandstone, which is a stratigraphic trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

Production during the quarter was not interrupted and was in line with internal expectations.

The average gross production from the field is 3.5 MMcf/d.  Cabot Oil and Gas operates the field with Samson owning an 18% working interest in the asset.

JONAH FIELD (PART ONLY)

Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA having produced in excess of 1.0 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field.

Omnimex Resources has acquired equity in the field and has assumed Operatorship and it is Samson’s intention to pursue the drilling of two development wells during the course of 2009.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

PRODUCTION

December Quarterly Production and Cashflow:
	GAS Mcf	GAS AUD	OIL Bbls	OIL AUD	TOTAL AUD
September 2008 Quarter*	181,695	1,326,653	6,478	806,028	2,132,681
December 2008 Quarter**	174,537	895,175	5,357	405,000	1,300,175

In some cases revenue is yet to be received and is therefore an estimate
* Exchange Rate Sept Qtr AUD: USD 0.89
** Exchange Rate for Dec Qtr is AUD:USD 0.67

Average commodity prices:
	GAS USD/Mcf	OIL USD/Bbl
September 2008 Quarter	$6.03	$104.92
December 2008 Quarter	$3.85	$52.16

OTHER ACTIVITIES

Interests in Listed Companies
Samson holds shares in a number of listed companies.  These investments will continue to be realised during the coming quarters.

FINANCIAL

Convertible Note Facility
The Convertible note facility that is in place is denominated in USD and the current amount outstanding is USD17.06 million. The AD equivalent is calculated with reference to the spot AUD: USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the AD equivalent as reported in the current and previous quarterly. Given that Samson conducts all of its energy business in the Unites States and hence its revenues and expenditures are substantially all in US dollars the variation in the amount outstanding in Australian dollars due to exchange rate fluctuation is immaterial.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
30 September 2008	17,060,000	0.8211	20,777,006
31 December 2008	17,060,000	0.6907	24,699,580

Cash and Current Investments
The Company’s cash and current investments at 31 December 2008 were as follows:
		AUD
Cash at bank and on deposit	:	3,193,000
Current investments - Shares in listed companies valued at market	:	92,000
Total		3,285,000

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED
For further information please contact Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

TERRY BARR Managing Director 30 January 2009

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	31 December 2008

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter AUD $’000		Year to date (six months) AUD $’000
1.1	Receipts from product sales and related debtors	2,039		4,852

1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	(84 (587 (580 (1,392	) ) ) )	(117 (1,407 (952 (2,288	) ) ) )
1.3	Dividends received	-		-
1.4	Interest and other items of a similar nature received	3		11
1.5	Interest and other costs of finance paid	(613)		(1,111)
1.6	Income taxes paid	-		(182)
1.7	Other (provide details if material)	(317)		(261)
	Cash received from fixed forward gas swap	555		618
	Re-imbursement of certain costs and incentive fee payment from Bank Of New York Mellon in regard to ADR program	-		168

	Net Operating Cash Flows	(976)		(669)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a)prospects (b)equity investments (c) other fixed assets	- (18 -)		- (60 (60	) )
1.9	Proceeds from sale of: (a)prospects (b)equity investments (c)other fixed assets	- - -		- - -
1.10	Loans to other entities	-		-
1.11	Loans repaid by other entities	-		-
1.12	Other (provide details if material)	-		-

	Net investing cash flows	(18)		(120)
1.13	Total operating and investing cash flows (carried forward)	(994)		(789)
1.13	Total operating and investing cash flows (brought forward)	(994)		(789)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	-		-
1.15	Proceeds from sale of forfeited shares	-		-
1.16	Proceeds from borrowings	-		-
1.17	Repayment of borrowings	-		-
1.18	Dividends paid	-		-
1.19	Other (costs associated with issue of shares)	-		-
	Net financing cash flows	-		-

	Net increase (decrease) in cash held	(994)		(789)

1.20	Cash at beginning of quarter/year to date	3,509		2,777
1.21	Exchange rate adjustments to item 1.20	678		1,205
1.22	Cash at end of quarter	3,193		3,193

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter AUD $'000
1.23	Aggregate amount of payments to the parties included in item 1.2	245

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions
	Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available AUD $’000	Amount used AUD $’000
3.1	Loan facilities	24,699	24,699
3.2	Credit standby arrangements	-	-

	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		AUD $’000
4.1	Exploration and evaluation	179
4.2	Development	-
	Total	179

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter AUD $’000	Previous quarter AUD $’000
5.1	Cash on hand and at bank	2,971	2,018
5.2	Deposits at call	222	1,491
5.3	Bank overdraft
5.4	Other (provide details)
	Total: cash at end of quarter (item 1.22)	3,193	3,509

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	209,094,216	209,094,216

7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	10,216,688 8,500,000 6,060,000 11,000,000 3,121,650 3,000,000 7,379,077 600,000	- - - - - - - -	Exercise price 25c 45c Various Various 42c 45c 30c 25c	Expiry date 31.12.2009 31.05.2011 30.05.2011 30.05.2011 31.05.2009 31.10.2009 10.10.2012 11.05.2013
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
December 2008 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2           This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 January 2009
Company Secretary

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN